This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 28, 2006

Item 3: Press Release

A Press release dated and issued June 28, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska resumes drilling at West McArthur Uranium project.

Item 5: Full Description of Material Change

Vancouver, BC, June 28, 2006 – CanAlaska Ventures Ltd. (the “Company”) has resumed exploration drilling on its West McArthur uranium property in the Athabasca Basin in Saskatchewan.

The drill program is a continuation of the first work reported by the Company in its May 30, 2006 news release, in which the Company confirmed uranium mineralization and alteration intersections in all of the first four drill holes on the West McArthur property.

The Summer 2006 drill program has commenced with the first hole located 100 metres southwest of drill hole WMA003.  This hole is approximately 2 kilometres west of hole WMA004 which intercepted pitchblende stringer uranium mineralization grading 0.28 % U3O8 over 0.2 metres at the unconformity.

The previous drill holes tested the first of a series of airborne EM and ground resistivity targets spanning four kilometres of a stratigraphic target.  The drilling confirmed the target locations and showed illite and dickite clay alteration within the basement graphitic pelites along faulted zones, and in the overlying sandstones, as well as increased boron and uranium mineralization near and below the unconformity.

Dr Karl Schimann, CanAlaska’s Exploration Manager reported: “The West McArthur Winter 2006 drill holes have intersected the airborne defined graphitic conductors at a vertical depth of 820 to 850 metres. Uranium is only slightly anomalous in the lower part of the sandstone and in the basement, but there are clear signs of hydrothermal alteration of the type associated with unconformity uranium deposits”.

Warm weather curtailed the winter drill program and three of the six initial holes on targets MC1 and MC2 still remain to be drilled.  President Peter Dasler, P. Geo., reports: “The success we have achieved in locating what appears to be the edge of an alteration zone associated with our airborne target conductors provides a very strong impetus for continued aggressive drilling on all of the remaining conductors and alteration zones identified from the airborne and ground surveys on this property.  Our immediate proximity to the giant McArthur River uranium mine, and the strongly similar geology and alteration, along with the interception of pitchblende stringer mineralization in hole 4, is of strong significance for our future chances of success”.

The Company has completed down-hole and between-hole geophysical surveys over the past six weeks to better define the targets intercepted in the first drilling program.  The current drill program will be a minimum of six step-out holes and wedge holes.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 28, 2006________________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity